Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated August 5, 2010
Relating to Preliminary Prospectus dated July 21, 2010
Registration No. 333-166825
5,000,000 Shares
Common Stock
This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus dated July 21, 2010 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-166825) relating to these securities. The Preliminary Prospectus has been updated by Amendment No. 6 to the Registration Statement, which can be accessed through the following link:
http://sec.gov/Archives/edgar/data/1375200/000095012310073020/w78367a6sv1za.htm.
The following information supplements and updates the information in the Preliminary Prospectus, and primarily relates to a decrease in the offering price, a consequent reduction in the estimated net proceeds and an indication of interest by our existing principal stockholders and their affiliated entities in purchasing common stock in this offering.

Common stock offered by us:	5,000,000 shares

Over-allotment option:	750,000 shares

Common stock to be outstanding after this offering:	14,546,161 shares

Initial public offering price:	$10.00 per share

Net proceeds to us:	Approximately $43.2 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Use of proceeds:	We expect to use the net proceeds from this offering to complete the clinical development of, seek marketing approval for and, if approved, commercially launch Zelrix in the U.S., to continue preclinical and clinical development of NP201 and NP202 and for working capital and other general corporate purposes.

Pro forma as adjusted balance sheet data:	Based on the initial public offering price of $10.00 per share, as of March 31, 2010, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $58.3 million, working capital would have been approximately $55.9 million, total assets would have been approximately $59.5 million and total stockholders’ equity would have been approximately $51.3 million.
Pro forma as adjusted capitalization:	Based on the initial public offering price of $10.00 per share, as of March 31, 2010, on a pro forma as adjusted basis, additional paid-in capital would have been approximately $110.6 million, total stockholders’ equity would have been approximately $51.3 million and total capitalization would have been approximately $56.3 million.

Dilution:	Based on the initial public offering price of $10.00 per share, as of March 31, 2010, pro forma as adjusted net tangible book value would have been approximately $51.3 million, or approximately $3.52 per share. This represents an immediate increase in pro forma net tangible book value of $2.68 per share to our existing stockholders and an immediate dilution of $6.48 in pro forma net tangible book value per share to new investors in this offering. Investors purchasing shares of common stock in this offering will have purchased approximately 34.4% of the outstanding common stock immediately following the completion of this offering and will have contributed approximately 45.9% of the total consideration paid for the common stock.

Potential purchases by principal stockholders:	Our existing principal stockholders, Quaker BioVentures II, L.P., Safeguard Delaware, Inc., Birchmere Ventures III, L.P., Battelle Ventures, L.P. and SR One, Limited, and their affiliated entities have indicated an interest in purchasing an aggregate of up to approximately $15.0 million in shares of common stock in this offering at the initial public offering price. Based on the initial public offering price of $10.00 per share, these stockholders would purchase up to approximately 1,500,000 of the 5,000,000 shares in this offering. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect not to purchase any shares in this offering.

Future capital requirements:	We expect that the net proceeds from this offering and our existing cash and cash equivalents will be sufficient to fund our operations and capital requirements, including payment obligations under our outstanding debt, for the next 19 to 24 months. We believe that these available funds will be sufficient to complete the development of Zelrix through FDA approval and to fund the expected commercial launch of Zelrix in the U.S. in the first half of 2012. However, it is difficult to predict our spending relative to Zelrix and our other product candidates prior to obtaining FDA approval. Moreover, changing circumstances may cause us to expend cash significantly faster than we currently anticipate, and we may need to spend more cash than currently expected because of circumstances beyond our control.
The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-808-7525 or 1-800-542-0970.

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